UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FXCM Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

302693 106
(CUSIP Number)

David S. Sassoon
c/o FXCM, Inc.
32 Old Slip, New York, NY 10005
(646) 432-2986
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Ahdout, as Trustee of the William Ahdout 2010 GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ☐
(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER 5,690,685
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,690,685
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,690,685

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.02%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 302693 106	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 32 Old Slip, New York, NY 10005.

Item 2.  Identity and Background.

This Schedule 13D is being filed by William Ahdout (the “Reporting Person”), as trustee of the William Ahdout 2010 GRAT.

The Reporting Person is a citizen of the United States and is a Director of the Issuer. The Reporting Person is also the Chief Dealer and a Managing Director at the Issuer. The Issuer is an online provider of foreign exchange trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter foreign exchange markets.  The principal business address of the Reporting Person is c/o FXCM Inc., 32 Old Slip, New York, NY 10005.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 5,690,685 units of FXCM Holdings LLC (“FXCM Holdings”), all of which are owned through the William Ahdout 2010 GRAT.  These units were received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in December 2010 (the “Exchange Agreement”), the Reporting Person (and certain permitted transferees) may, from and after December 7, 2011 (subject to the terms of the Exchange Agreement), exchange their units of FXCM Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of FXCM Holdings, the Issuer's interest in FXCM Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock underlying the units of FXCM Holdings reported herein on October 8, 2011, which is the day that is 60 days prior to December 7, 2011.

Item 4.  Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities reported herein were acquired for investment purposes. The Reporting Person intends to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

In his capacity as a director of the Issuer, the Reporting Person may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.  Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 15,368,028 shares of the Issuer’s Class A Common Stock outstanding as of November 14, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2011, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Person.

(a)  As a result of the Exchange Agreement and his role as trustee of the William Ahdout 2010 GRAT, the Reporting Person may be deemed to beneficially own a total of 5,690,685 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings), representing 27.0% of the total number of shares of Class A Common Stock outstanding.

(b) The Reporting Person has and will have the sole power to vote and dispose of the shares of the Class A Common Stock that he beneficially owns.

(c) The Reporting Person has not effectuated a transaction in the class of securities reported during the past sixty days.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person holds one share of Class B common stock (the “Class B Common Stock”) of the Issuer, as trustee of the William Ahdout 2010 GRAT. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in FXCM Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, and the Registration Rights Agreement, both of which are incorporated by reference as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

The Reporting Person is a party to a Registration Rights Agreement entered into on December 1, 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of FXCM Holdings for shares of Class A Common Stock by the Reporting Person and the other parties to the agreement. In addition, the Demand Committee (as such term is defined) shall have the right to request that the Issuer register the sale of shares of Class A Common Stock held by existing holders of registrable securities and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

Item 7.  Material to Be Filed as Exhibits.

1.
Exchange Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

2.
Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

CUSIP No. 302693 106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William Ahdout
William Ahdout, as trustee of the William
Ahdout 2010 GRAT

Date: January 23, 2012

EXHIBIT INDEX

1.
Exchange Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

2.
Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).